FIRM and AFFILIATE OFFICES
RICHARD A. SILFEN	NEW YORK
DIRECT DIAL: 215.979.1225	LONDON
PERSONAL FAX: 215.689.4385	SINGAPORE
E-MAIL: rasilfen@duanemorris.com	LOS ANGELES CHICAGO
www.duanemorris.com	HOUSTON HANOI
PHILADELPHIA
SAN DIEGO
SAN FRANCISCO
BALTIMORE
January 16, 2009	BOSTON
WASHINGTON, DC
LAS VEGAS
ATLANTA
VIA EDGAR	MIAMI PITTSBURGH
NEWARK
BOCA RATON
WILMINGTON
PRINCETON
LAKE TAHOE
HO CHI MINH CITY
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: H. Roger Schwall, Assistant Director
                 Division of Corporation Finance

Re:	Petroleum Development Corporation
Registration Statement on Form S-3
Filed November 26, 2008
File Number 333-155745
Dear Mr. Schwall:
Pursuant to our phone conversation on January 5, 2009, this letter is being submitted on behalf of Petroleum Development Corporation (the “Company”) as a supplemental response to our prior written response on behalf of the Company, as filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2008. This letter supplements the Company’s responses to comments number 5 and 6 of the Staff (the “Staff”) of the Commission’s Division of Corporation Finance set forth in the letter to Daniel W. Amidon, General Counsel of the Company, dated December 16, 2008, with respect to the above-referenced registration statement on Form S-3 (the “Registration Statement”).
The Company has authorized us to inform the Staff that, as indicated in the Company’s prior response to the Staff’s comments with respect to the Registration Statement, while the Company believes it complied with the requirements of Item 9A of Form 10-K and Item 308 of Regulation S-K in previously filed reports, the Company will provide in future filings of its periodic reports, as applicable, disclosure of any material weakness identified as of the requisite date of management’s evaluation of internal controls, by whom the material weakness was identified and when the material weakness was identified. Further, the Company also has authorized us to inform the Staff that, to the extent that any material weakness remains unremediated from the period for which it was first reported, the Company will provide detailed disclosure of any

Duane Morris llp
30 SOUTH 17TH STREET PHILADELPHIA, PA 19103-4196	PHONE: 215.979.1000 FAX: 215.979.1020

Mr. H. Roger Schwall
January 16, 2009

unresolved control deficiencies and the remedial steps the Company plans to take in an effort designed to resolve the deficiencies.
Based on the foregoing paragraph, the Company has authorized us to inform the Staff that if the changes in its internal control over financial reporting implemented during the first and third quarters of 2008, disclosed in the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2008 and September 30, 2008, respectively, did not remediate successfully any of the material weaknesses in the Company’s internal control over financial reporting disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Items”), then, in addition to the disclosures required by Item 9A of Form 10-K, the Company will disclose in Item 9A of its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 any 2007 Item that was not so remediated successfully, that the material weakness was identified by management in connection with its assessment of the Company’s internal control over financial reporting as of December 31, 2007, by whom the continuation of the material weakness was identified and the details of any unresolved control deficiencies related to the material weakness along with the specific steps it is taking to resolve such issues.
Following your review of the Company’s supplemental response to the Staff’s comments, in addition to its prior responses, the Company respectfully requests the Staff to entertain the Company’s request for acceleration of effectiveness of the Registration Statement.
Please feel free to call me at (215) 979-1225 or, in my absence, Laurence S. Lese at (202) 776-7815 to discuss any remaining concerns the Staff may have.
Sincerely,
/s/ Richard A. Silfen
Richard A. Silfen

cc:	Anne Nguyen Parker, Esq.
Tracey L. McNeil, Esq.
Daniel W. Amidon, Esq.
Mr. Darwin L. Stump
Laurence S. Lese, Esq.
Adrienne J. Wetmore, Esq.